HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203

William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414

                                 (303) 839-0061

                                December 2, 2013

Jeffrey Gordon
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Flexible Solutions International, Inc.
            December 31, 2012 Form 10-K
            June 30, 2013 Form 10-Q
            File No. (001-31540)

     This office represents Flexible Solutions, Inc. This letter provides the Company's responses to the comments received from the staff by letter dated October 30, 2013. The paragraph numbers in this letter correspond with the paragraph numbers in the staffs' letter.


     1. The Company's future filings will address the disclosure requested by this comment. We believe the Company's disclosure concerning the reasons for any material changes in financial statement line items is adequate. Insofar as disclosing the amount of each significant change between periods, we call your attention to instruction 4 to Item 303(a) of Regulation S-K, which provides in part, the following:

     "Registrants need not recite the amounts of changes from year to year which are readily computable from the financial statements. The discussion shall not merely repeat numerical data contained in the consolidated financial statements."

     The only line item in the Company's statement of operations which has more than one reason for the change is "Sales". The changes in sales for the Company's EWCP and BCPA product lines between 2012 and 2011 have been listed as separate line items in the disclosure regarding material changes in statement of operations.


     2. The draft disclosure requested by this comment will be sent shortly.

     3. The Company's future filings will address the disclosure requested by this comment. Please see footnote 8 to the Company's financial statements filed with the Company's 10-Q report for the period ended September 30, 2013.

     4. Please see the Company's 10-Q report for the period ended September 30, 2013.

     5. Please see the Company's 10-Q report for the period ended September 30, 2013.

     6. The reference to December 31, 2011 was in error. Future filings will reference the correct date.

     7. The Company's next 10-K report will state that Dan O'Brien is the Company's Chief Financial Officer.

     8. The draft disclosure requested by this comment will be sent shortly.

     9. The draft disclosure requested by this comment will be sent shortly.

     10.  The  Company's  future  filings  will  reference   Exchange  Act  Rule
15d-15(e), as well as 13a-15(e). See the certifications in the Company's 10-Q report for the period ended September 30, 2013.

     11. Comment noted.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart

                                    William T. Hart